7251 West Lake Mead Boulevard Suite 300, Las Vegas, Nevada 89128 Tel: +1-702-989-8978

June 3, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates.  The paragraph numbers below correspond to the numbered comments in the comment letter dated February 28, 2011.

General

1.	The requested financial statements and related disclosures for the interim period ended March 31, 2010 have been submitted.

2.	The requested disclosures regarding inconsistencies related to the expected costs to complete construction of our plants have been submitted

3.	The requested opinion of counsel regarding the legality of securities being registered is filed. Exhibit 5.1 filed with Amendment 1 was filed in error.

4.
In response to your reissuance of comment 2 on your letter dated December 9, 2010 addressing the value of the biodiesel plant having been substantially  written off, we have reassessed that asset impairment during 2009 using ASC 820, Fair Value Measurements and Disclosures and have reflected this assessment in our business section, risk factor and MD&A disclosure as requested. As a result the Company has restated its 2010 and 2009 financial statements from the amounts previously reported by filing this amended Report on Form S-1. The restatement adjustments correct for the fair value of plants in progress and the related impairment of plants and land held for sale. The error was caused by the Company’s failure to consider the value of a sale of the plant in progress to a third party purchaser, not under a forced or distressed sale.  The Malaysian plant was appraised at November 2008 at 158,000,000 Malaysian Ringgit.   We have also clarified that it is our business plan to operate Malaysian plant and expanded our disclosures in the business section, risk factors and MD&A.

Summary Information -Organization, Page 2-3

5.
The requested disclosure of the current default of term loan facilities including amount due, potential risks and consequences of default and any steps taken to obtain a waiver or cure and likelihood of success has been made.

6.	The edits regarding PBC as a wholly-owned subsidiary referencing Research as a subsidiary of PBC have been made.

Summary Information-Organization, page 2-3

7.	The disclosure that we currently have no contracts or agreements for feedstock supply has been made.

8.	The duplicate diagram on Page 3 has been removed.

9.	The requested disclosures whether we plan to take steps to have shares quoted on OTCBB have been made.

10.	With reference to your comment regarding Exhibit 10.25 please see Exhibit 10.26 which is the English translation filed with Amendment No.1, February 9, 2011. and can be found at the following link:
.
http://sec.gov/Archives/edgar/data/1455768/000109690611000190/0001096906-11-000190-index.htm---underSeqs11-24

11.
The requested filing of production licenses agreements with Badan Koordinasi Penanaman as exhibits that comply with English language translation requirements of Item 306 of Regulation S-T has been made.

12.	The exhibit list has been updated to include all exhibits filed with this registration.

Financial Summary, page 4-5

13.	The tabular presentation consistently and appropriately distinguishes negative amounts.

Risk Factors, page 6

14.
We have made the requested revisions consistent with comment 13 of your letter dated December 9, 2010 to provide consistency between disclosures we “intend to rely on our resident employees and staff for operations of the biodiesel plants and on our logistics, sales and marketing and executive management who have been participating in the industry since 2007”, and the risk factor “None of our officers and directors has experience in the biodiesel industry…” and “Our management decisions are made by our CEO, President and Vice Presidents...”

Sale of common stock under Rule 144 could reduce the price of our stock, Page 15

15.	For our response to this comment requesting revision of this risk factor to reflect treatment of securities issued by shell companies, please see Appendix A to this letter.

Plan of Distribution, page 20

16.	The requested disclosure that in the event any successor(s) to named selling shareholders wish to sell, a prospectus supplement will be filed. .

Malaysian Production Plant, page 32

17.	We have reconciled the disclosure on Page 2 that our Kuantan biodiesel plant is under construction with this disclosure that the plant is substantially complete.

Feedstocks, page 33

18.	The requested elaboration on our relationships with our Research and Development group and Desmet Ballestra regarding blended feedstock has been provided.

Regulation, page 36

19.	The requested update to biodiesel regulatory initiatives in the US and description how we are impacted by them (including page 43) has been provided

Business Strategies - page 41

20.	We provided and update to reflect the achievements met or unmet in the fourth quarter of 2010 and first half of 2011.

Management’s Discussion and Analysis of Critical Accounting Policies and Estimates- page 42
Impairment of Long Lived Assets - page 45

21.	We have revised our disclosures to include a discussion of long-lived asset impairments.

22.
We have provided the requested comprehensive discussion regarding the costs included in the carry value of the Century and Optimus plants and why we determined the entire value was impaired and a discussion relative to the value of cash flows from disposition a third party could obtain from them. Further, we disclosed information regarding expiration of licenses related to these plants and any consequences of or extensions to those dates.

23.	We have expanded our discussion of factors that led us to record a write down of the carrying value of the PBC plant and comprehensive discussion of underlying costs included in the carrying value.

24.
We provided discussion to adequately address the implications of impairments recorded in 2009 on our future prospects, including facts and circumstances that have changed such that these impairments are not indicative of our future business prospects.

Summary Compensation Table -page 63

25.	In response to your partial reissuance of commend 23 from your December 9, 2010 letter, we have provided information required by Instruction 1, Item 402 (n)(2)(v) of Regulation S-K.

Consolidated Financial Statements

     Note 2 Liquidity and Going Concern Considerations- page 79

26.	We have provided a status of the term loan facilities, including steps we are taking and plans we have in light of our going concern issues.

       Note 4 Business Combinations and Disposition – page 85

27.	Regarding your request for additional comments regarding comment 27, 32 and 33 we offer the following:

a.	We disclosed the historical value of Century Corp including significant items at the time of acquisition.

b.
We discussed how Optimis value differed from its historical cost at acquisition and presented underlying reasons for the difference as needed and the underlying nature of plant and equipment and liabilities assumed as well.

c.
We discussed how PBC value differed from its historical cost at acquisition and presented underlying reasons for the difference as needed and the underlying nature of plant and equipment and liabilities assumed as well.

d.	We explained how BRII ownership interest were determined

e.	We presented consideration we gave to Century and Optimis appearance of common control when BRII was formed to acquire them

f.	We presented the nature of the PBC spin-off relative to its true economic substance and how with 51% ownership PBC does not control the entity.

At the completion of the reverse merger the majority of the assets were centered in plants in progress which were valued at the historical cost of the plants in their local currencies translated to United States Dollars.  The primary liabilities were trade payables and term loan payables, both of which were recorded at their outstanding balances in their local currencies translated to United States Dollars.   As a result the acquired assets and liabilities were accounted for at fair value which approximated historical costs.

28.
We have included further clarification regarding consideration given, including historical financial statements, to entities we acquired, as referenced to Rule 8-04 of Regulation S-X.   As all of the entities, except for Century, were considered acquired in September 2008, and any financial statements required would be for the years ended September 30, 2008 and 2007.  Century, as the accounting acquirer, has its financial statements included in the consolidated financial statements at its historical cost.  All financial information has been consolidated since September 2008.  As such we do not believe that to Rule 8-04 of Regulation S-X requires any historical financial statements of the entities we acquired in this filing on Form S-1 which requires only financial information for 2011, 2010 and 2009. The historical financial statements of PBC, Century Corp and Optimis  for 2008 and 2007 were included in the Form 10-12G filed with the SEC on July 20, 2009.

     Note 6 Property, Plant and Equipment - page 93

29.
We provided further clarification how the impairment loss increased from FY 2009 to FY 2010 including how this change was reflected in our statement of operations and cash flows. Changes in the impairment allowance are a result of foreign currency translation adjustments.

Note 8 - Stockholders Equity – page 95

30.
We disclosed the material items for land leases relative to comment 29 of your letter dated December 9, 2010 including any needed revisions After our review of ASR 268 and EITF D-98 (ASC 480-10-S99-3A) we determined it was not appropriate to include the Series A preferred stock in permanent equity because the Series A preferred stock is conditionally redeemable. The Company has restated its 2010 and 2009 financial statements from the amounts previously reported by filing this amended Report on Form S-1. The restatements include adjustments (a)  to reclassify preferred stock outside of shareholders’ deficit, and (b) to increase the shareholders’ deficit.  The restatement adjustments correct for the classification of preferred stock which is conditionally redeemable outside of stockholders’ deficit.  The error was caused by the Company’s failure to classify the conditionally redeemable preferred stock outside of shareholders’ deficit.

Exhibits – page 130

31.
Regarding your partial reissue of comment 38 of your letter dated December 9, 2010 the original of the Credit Facility Agreement was filed in English as Exhibit 10.10 with the S1 filing, November 12, 2010 and can be found at the following link:

http://sec.gov/Archives/edgar/data/1455768/000109690610001428/rnfcs1ex10-10.htm

This concludes our response to your comment letter of February 28, 2011.  We look forward to next steps and the Securities and Exchange Commission’s determinations.

Sincerely,

William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq

Appendix A

In response to Comment 14, it is the Company’s position Rule 144(i) does not apply in that it is not now and has not at any time been a shell company as defined by the SEC...

SHELL COMPANY

Definition of Shell Company

In SEC Release No. 33-8587, the Commission stated:

We are defining a “shell company” as a registrant with:

•	no or nominal operations

and

•	either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test.  Thus, if the Company has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets.

We further note that the test is not based upon revenues but upon operations, an important distinction.  A company that has more than nominal operations but has not generated revenues is not a shell company within this definition.

The SEC stated, “We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. [32]”

To demonstrate that the Commission did not think the term vague or ambiguous, they indicated specifically what would be considered nominal.

[32] We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

If, then, the company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, according to the SEC, the Company would not be considered a shell company.

Nonetheless, some confusion arose over the application of the definition to early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans as opposed to companies with phony business plans that did not take and did not intend to take actions to implement a business plan.  To clarify that the shell company definition did not apply in the first situation, early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans, the Commission in adopting revisions to Rule 144 in Release No. 33-8869 stated:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Thus, the SEC has explicitly stated that a company is not a shell company if:

•	The company is early stage, pre-revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan.

•
The company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

The Company has more than No or Nominal operations.

We note specifically that the SEC has indicated that the shell company definition is not based upon revenues but upon operations.  The registration statement contains specific disclosure of the significant, not nominal, steps the Company has taken and has committed to take to implement its legitimate business plan to engage in environmental remediation activities.

More significantly for the determination of whether or not the Company is a shell company under the SEC’s definition and interpretation described above, the registration statement goes on to describe that the company in fact has taken significant operational steps to implement its business plan:. The Company produced revenue in the most recent quarterly reporting periods providing consulting services to other providers. In addition, the Company has substantially completed its Kuantan biodiesel production facility, enabled a separate glycerin production capability, identified sources of biodiesel feedstock and acquired 200 MT of crude glycerin in preparation to launch operations. Further, as set forth in the Description of the Business, the Company has a plan of operation for the next 12 months that includes funding acquisition of feedstock to produce biodiesel and refined glycerin for delivery to markets in the United States, Europe and Asia and launching production in Kuantan and sustained operations through the period.  All of the above clearly demonstrates that the Company has had and continues to have significant operational activities and thus does not meet the definition of a shell company under the SEC’s guidelines and interpretations.

Management of the Company has no intention of creating a Footnote 32 Shell.

William Van Vliet, President of the Company, has represented that:

•
The Company has no intention to place assets or operations in that company and those assets or operations be returned to management or its affiliates and has no agreement or understanding to return those assets or operations to management or its affiliates at any time.

•	The Company is not engaged in a scheme to avoid the definition of a shell company through the actions described in Footnote 32 or otherwise.